Mail Stop 4720

July 14, 2009

Douglas A. Gaudet
President and Chief Executive Officer
Penn Millers Holding Corporation
72 North Franklin Street
P.O. Box P
Wilkes-Barre, PA 18773

>   **Re: Penn Millers Holding Corporation**
>   **Registration Statement on Form S-1/A**
>   **Filed June 30, 2009**
>   **File No. 333-156936**

Dear Mr. Gaudet:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response that you anticipate a written response from the Pennsylvania Insurance Department regarding your exemption order on or around July 3, 2009. Please file this response with your next amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Loss and Loss Adjustment Expense Reserves, page 49

2. Please revise your disclosure that was provided in response to prior comment 16 to describe the knowledge and judgment that the actuaries apply in establishing the range of loss and LAE estimates. If necessary, provide this discussion separately for each line of business.

Compensation Discussion and Analysis, page 141

3. We note that 25% of Mr. Joanlanne's bonus is determined by the performance of the Eastern Insurance Group. Please disclose the threshold, target and maximum goals for Eastern Insurance Group.

Interim Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

4. It appears that the net proceeds from the sale of EIG are classified in cash flows from investing activities – continuing operations. Please explain to us why this amount is not classified as cash provided by discontinued operations.

Exhibit 99.3

5. Please revise the stock order form to delete the certification that the potential investor read the terms and conditions described in the prospectus.

Exhibit 99.5

6. Please revise the letters to all potential investors to include language cautioning potential investors from submitting a stock order form prior to the effectiveness of the registration statement. Additionally, tell us the procedures you will use to ensure that the stock order forms completed prior to effectiveness are not accepted.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kei Ino at 202-551-3659 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Wesley R. Kelso
John D. Talbot
Stevens & Lee, P.C.
620 Freedom Business Center, Suite 200
King of Prussia, PA 19406